

By Electronic Mail

April 19, 2022

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Listed Funds Trust
        Issuer CIK: 0001683471
        Issuer File Number: 333-215588/811-23226
        Form Type: 8-A12B
        Filing Date: April 19, 2022

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application dated October 14, 2021 from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- Roundhill Cannabis ETF (WEED)

In order to facilitate timely listing, the Exchange requests acceleration of registration of these securities under Rule 12d1-2 of the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 815-7024. Your assistance is greatly appreciated.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications